AB 3/28

SEC Mail Processing Section
FEB 29 2012
~~MAR 01 2012~~
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-612~~ 8-00621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign Legacy Securities inc.

OFFICIAL USE ONLY
1783
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 NW BROAD STREET
(No. and Street)

SOUTHERN PINES (City) NORTH CAROLINA (State) 28387 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE M. WESTBROOK (910)692-8271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARHAM, GUY MCKNIGHT, P.A.
(Name – *if individual, state last, first, middle name*)

211 EAST SIX FORKS ROAD, SUITE 112, RALEIGH, NORTH CAROLINA 27609-7742
(Address) (City) (State) (Zip Code)

[redacted]

12012163

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its posse......

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CW 3/15

OATH OR AFFIRMATION

I, JACQUELINE M. WESTBROOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOVEREIGN LEGACY SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public my comm exp 7/28/14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOVEREIGN LEGACY SECURITIES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2011

BG&M

BARHAM GUY & McKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

RALEIGH, NORTH CAROLINA

SOVEREIGN LEGACY SECURITIES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2011

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

SOVEREIGN LEGACY SECURITIES, INC.

Audited Financial Statements
and Other Financial Information

For the year ended December 31, 2011

Contents

BG&M

BARHAM GUY & MCKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Sovereign Legacy Securities, Inc.
Southern Pines, North Carolina

We have audited the accompanying statement of financial condition of Sovereign Legacy Securities, Inc., as of December 31, 2011 and the related statement of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sovereign Legacy Securities, Inc., as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary section is presented for purpose of analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling to the underlying accounting and other records used to prepare the audited financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Barham Guy & McKnight, P.A.

Barham Guy & McKnight, P.A.

February 23, 2012

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2011

		2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$	36,269
Accounts receivable clearing		172
Prepaid asset		4,348
Total Current Assets		40,789
Property and equipment		78,074
Less: accumulated depreciation		(78,074)
Total Assets	**$**	**40,789**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Payroll taxes	$	-
Accrued expenses		1,046
Total Current Liabilities		1,046
Stockholders' Equity:		
Common Stock, $1 par value, 200 shares authorized, 200 issued and outstanding		200
Paid in capital		75,630
Retained Earnings (Deficit)		(36,087)
Net unrealized gains (loss) on marketable securities		-
Total Stockholder's Equity		39,743
Total Liabilities and Stockholders' Equity	**$**	**40,789**

See Accountants' Report and Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2011

	2011
REVENUES	$ 231,091
EXPENSES	
Officer's salary	3,750
Other salaries	600
Auto expense	1,108
Dues and publications	1,025
Repairs and maintenance	1,378
Telephone and utilities	10,286
Advertising	90
Office expense	5,866
Employee medical insurance	2,269
Legal and accounting	20,720
Administrative expense	5,730
Rent	6,000
Commission	159,127
Payroll taxes	333
Insurance	13,562
Taxes and licenses	410
Miscellaneous expense	391
Regulatory expense	4,554
Total Expenses	237,199
OPERATING INCOME (LOSS)	**(6,108)**
Other income (expense)	
Interest	36
Gain/(loss) on sale of securities	-
Gain on sale of asset	-
Bad Debt	-
TOTAL OTHER INCOME (EXPENSE)	**36**
NET INCOME(LOSS) BEFORE INCOME TAXES	**(6,072)**
Provision for income taxes	-
NET INCOME (LOSS) AFTER INCOME TAXES	**(6,072)**
Beginning Retained Earnings (Deficit)	**(30,015)**
Ending Retained Earnings (Deficit)	**$ (36,087)**

See Accountants' Report and Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

		2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(6,072)
Adjustments to reconcile net Income		
to net cash provided (used) by operating activities:		
(Gain)/loss on sale of marketable securities		-
Changes in operating assets and liabilities:		
(Increase) Decrease in receivable & prepaid		(4,251)
Increase (decrease) in accrued expense		(506)
Net cash provided (used) by operating activities		**(10,829)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities		-
Net cash from investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		14,658
Net cash from financing activities		**14,658**
NET INCREASE (DECREASE) IN CASH		**3,829**
Cash and cash equivalents at beginning of year		32,440
Cash and cash equivalents at end of year	**$**	**36,269**

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:	
Interest expense	-0-
Income taxes	-0-

See Accountants' Report and Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by placing private transactions for individual investors.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transaction reported in the financial statement. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes.

Current Tax Provisions	2011
Federal	$ -
State	-
	$ -

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash & Cash Equivalents

Cash & Cash Equivalents includes all monies in banks and highly liquid instruments with maturity dates of less than three months.

NOTE 2 – BROKER DEALER UNDER SEA RULE 15c3-1 PARAGRAPH (a)(2)(v)

The company is registered with the Securities and Exchange Commission as a broker-dealer. The company operates under paragraph (a)(2)(v) of 15c3-1 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The company, operating under paragraph (a)(2)(v), promptly transmits all funds received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to customers.

NOTE 3 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2011, the company had net capital of $35,395. This amount exceeded the required net capital by $10,395. The company's aggregate indebtedness ratio to net capital was 2.96% for the year ended December 31, 2011.

NOTE 4 – LEASING ARRANGEMENTS

The company has a month to month operating lease for its office facility.

NOTE 5 – SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 23, 2012, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SOVEREIGN LEGACY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2011

		2011
TOTAL STOCKHOLDERS' EQUITY	$	39,743
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		(4,348)
TENTATIVE NET CAPITAL		35,395
Haircut on securities		-
NET CAPITAL	**$**	**35,395**
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities		1,056
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		2.96%
MINIMUM NET CAPITAL REQUIRED		25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		10,395
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2011		
Net capital as reported in Company's Part II:		
Unaudited Focus Report		35,395
Audit adjustment for accrued and other expenses/timing difference		-
NET CAPITAL PER ABOVE	**$**	**35,395**

See Accountants' Report and Notes to Financial Statements.

BG&M

BARHAM GUY & McKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To the Board of Directors
Sovereign Legacy Securities Inc.
Southern Pines, North Carolina

In planning and performing our audit of the financial statements of Sovereign Legacy Securities, Inc. for the year ended December 31, 2011, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Sovereign Legacy Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Sovereign Legacy Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Sovereign Legacy Securities, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of Sovereign Legacy Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objective of an internal control structure and the practices and procedures to provide management with reasonable but not absolute assurance that assets for which Sovereign Legacy Securities Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Sovereign Legacy Securities, Inc.'s practices and procedures were adequate at December 31, 2011 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Barham Guy & McKnight, P.A.

Barham Guy & McKnight, P.A.

February 23, 2012

BG&M

BARHAM GUY & MCKNIGHT, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

February 23, 2012

Jacqueline M. Westbrook
President
Sovereign Legacy Securities, Inc.

As requested by you, we are reporting to you this statement regarding the anti-money laundering controls of Sovereign Legacy Securities, Inc. for the year ended December 31, 2011.

FOR MANAGEMENT USE ONLY

We have reviewed the written policy and procedures established by Sovereign Legacy Securities, Inc. and tested compliance with those policies and procedures. No exceptions were found.

During our audit of the financial statements of Sovereign Legacy Securities, Inc., we examined, on a test basis, evidence supporting the amount and disclosures in the financial statements. We planned and performed the audit to obtain reasonable assurance about whether the financial statements were free of material misstatement, whether from (a) errors, (b) fraudulent financial reporting, (c) misappropriation of assets, or (d) violations of laws or government regulations that are attributable to the entity or to acts by management of the entity.

The firm is at a relatively low risk for money laundering activities. The firm promptly transmits all funds received (if any) in connection with its activities as a broker dealer, and may not otherwise hold funds or securities for, or owe money or securities to customers. Regardless of this relative low risk, the firm maintains a commitment to abide by AML compliance guidelines. The firm has responded that it is cognizant of its requirements for OFAC FINCEN, CIP (Customer Identification Program) and other facets of AML compliance.

Since there are ongoing changes to anti-money laundering guidance from the NASD and the US Patriot Act, rules are subject to change, and all firms should be vigilant in training management and employees (if any) in the current rules and practices for anti-money laundering compliance. It is recommended that the firm use the AML training section of their yearly firm element continuing education to update management and personnel (if any) in the latest feedback from the NASD and other regulatory bodies with respect to AML compliance.

Sincerely,

Barham Guy & McKnight, P.A.

Barham Guy & McKnight, P.A.

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & N.C. ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS